UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-00267

ALLEGHENY ENERGY, INC.
(Exact name of registrant as specified in its charter)

800 Cabin Hill Drive
Greensburg, Pennsylvania 15601
(724) 837—3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.25 par value per share
Common Stock Purchase Rights
7.75% Notes due August 1, 2005 of Allegheny Energy, Inc.
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:
     Common Stock, $1.25 par value per share : 1 holder
     Common Stock Purchase Rights: 0 holders
     7.75% Notes: 0 holders

     Pursuant to the requirements of the Securities Exchange Act of 1934, Allegheny Energy, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ALLEGHENY ENERGY, INC.
Date: March 14, 2011	By:	/s/ Gary R. Leidich
		Name:	Gary R. Leidich
		Title:	President